VIRTU FINANCIAL, INC.
900 Third Avenue
New York, NY 10022

April 13, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Suzanne Hayes

Virtu Financial, Inc.
Registration Statement on
Form S-1 (File No. 333-194473)

Dear Ms. Hayes:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 19,012,112 shares (including 2,479,840 shares to cover over-allotments) of Class A common stock, par value $0.00001 per share, of Virtu Financial, Inc. (the “Company”) be accelerated to  April 15, 2015 at 3:00 p.m. E.S.T. or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•                       should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                       the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                       the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

*****

Very truly yours,

By:	/s/ Justin Waldie

Name: Justin Waldie
Title: Senior Vice President, General Counsel and Secretary

April 13, 2015

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Virtu Financial, Inc.
Registration Statement on
Form S-1 (File No. 333-194473)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with Virtu Financial, Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on April 15, 2015 at 3:00 p.m. E.S.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: April 6, 2015
(ii)	Dates of distribution: April 6, 2015 - April 15, 2015
(iii)	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: 4,590
(iv)

We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Sandler O’Neill & Partners, L.P.

GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Name: Matt Leavitt
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Drummond S. Rice
Name: Drummond S. Rice
Title: Vice President

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
its sole general partner

By:	/s/ Robert A. Kleinert
Name: Robert A. Kleinert
Title: An Officer of the Corporation

On behalf of each of the Underwriters